NEWS RELEASE

Canarc Defines Gold-Silver Anomalies at Windfall Hills Project Northwest of NewGold’s Blackwater Gold Discovery in Central BC

Vancouver, Canada – December 7, 2011 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has defined two gold-silver geochemical soil anomalies on its Windfall Hills project, located 65 kilometers (km) south of Burns Lake and 90 km northwest of NewGold’s recently acquired 6.5 million oz Blackwater-Davidson gold discovery in central BC.

Canarc conducted a 340 sample soil geochemical program on a 100 meter by 25 meter grid over the main 2.8 sq. km. historic prospect area in order to better define targets for drilling.  Two anomalies were delineated on the basis of multi-element geochemistry, as follows:

North-South Anomaly Dimensions

Gold

200 meters long x 25-75 meters wide

Silver

700 m x 25-125 m

Arsenic

300 m x 25-175 m

Antimony

300 m x 25-100 m

North-East Anomaly Dimensions

Gold

  700 meters long x 25-100 meters wide

Silver

1000 m x 25-125 m

Arsenic

  900 m x 100-200 m

Antimony

1000 m x 100-200 m

Silver appears to provide the tightest definition and continuity of the anomalies whereas the gold values tend to be a bit more erratic and the arsenic and antimony anomalies appear to have a broader dispersion as would be expected in an epithermal system.  Click here for Windfall Hills property maps: http://bmcms1.com/staging/canarc.net/projects/windfall_hills/

Both geochemical anomalies lie within the area of previously defined IP-resistivity anomalies and so give better definition to the initial drill targets.  Canarc plans to conduct a Phase 1 drill program at Windfall Hills in 2012 in order to test for “Blackwater” type bulk tonnage epithermal gold-silver mineralization subject to financing.

The Windfall Hills project is readily accessible by gravel logging roads and a lake ferry crossing from the town of Burns Lake in the summer-time. Topography is subdued and rock outcrops are scarce due to the extensive (99%) but thin (1-2 meters) glacial till that blankets the properties.

These properties were originally staked in 1980 by Amax Exploration Ltd. to cover a regional stream sediment gold anomaly.  Their initial reconnaissance mapping and sampling identified a large zone of clay alteration and quartz stock-works carrying anomalous gold values within rhyolite to dacite volcanic flows, breccias, tuffs, sediments and hypabyssal intrusions of the Ootsa Lake Group.

Gold mineralization is associated with quartz stock-works and alteration zones of silica, pyrite, K-feldspar, sericite and clay. Anomalous gold, silver, and arsenic values appear to be associated with areas of more intense multiple-stage silicification and brecciation. Rock-chip samples have returned values up to 5.7 gpt gold and numerous samples assayed over 1.0 gpt gold.

All samples were collected from B-Horizon soils using augers, placed in a labeled standard Kraft sample bag and delivered to ALS-Chemex Labs in North Vancouver, B.C., where they were dried, crushed, split and prepared for analysis. Gold is analyzed by Inductively Coupled Plasma-Atomic Emission Spectrometry (ICP-AES) following a Fire Assay Fusion decomposition.  All other elements are determined by Inductively Coupled Plasma - Mass Spectrometry (ICP-MS) after a four acid digestion.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed both the current and historic data and approved this news release.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

Contact Information

Gregg Wilson/Erika Fula

Investor Relations

Toll Free: 1-877-684-9700

(604) 685-9700

Fax: (604) 685-9744

info@canarc.net